UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Eros International Plc

(Name of Issuer)

A Ordinary Shares, par value GBP £0.30 per share (“A Ordinary Shares”)

(Title of Class of Securities)

G3788M114

(CUSIP Number)

August 8, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114

1.	Name of Reporting Person Reliance Industries Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐ (Joint filers)

3.	SEC Use Only

4.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,560,554 A Ordinary Shares[1]

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 6,560,554 A Ordinary Shares[1]

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,560,554 A Ordinary Shares[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.99%[2]

12.	Type of Reporting Person (See Instructions) OO

1 Represents (i) 3,111,088 A Ordinary Shares purchased by the reporting person on August 8, 2018 and (ii) 3,449,466 A Ordinary Shares available for purchase pursuant to an option exercisable within 60 days of the date hereof granted to the reporting person to purchase such number of shares not to exceed an aggregate ownership by the reporting person of 9.99% of the total issued and outstanding A Ordinary Shares on the date of exercise.

2 The percentage ownership was calculated based on 59,110,656 A Ordinary Shares of the issuer being issued and outstanding as of July 24, 2018. For purposes of this calculation, the number of A Ordinary Shares (i) purchased by the reporting person on August 8, 2018 and (ii) available for purchase pursuant to an option held by the reporting person were added to the total issued and outstanding A Ordinary Shares as of July 24, 2018, for a total of 65,671,210 A Ordinary Shares.

CUSIP No. G3788M114

Item 1.
	(a)	Name of Issuer Eros International Plc
	(b)	Address of Issuer’s Principal Executive Offices 550 County Avenue Secaucus, New Jersey 07094

Item 2.
	(a)	Name of Person Filing Reliance Industries Limited[3]
	(b)	Address of Principal Business Office or, if none, Residence 3rd Floor, Maker Chambers IV 222, Nariman Point Mumbai - 400 021 India
	(c)	Citizenship India
	(d)	Title of Class of Securities A Ordinary Shares, par value GBP £0.30 per share
	(e)	CUSIP Number G3788M114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

6,560,554 A Ordinary Shares

Represents (i) 3,111,088 A Ordinary Shares purchased by the reporting person on August 8, 2018 and (ii) 3,449,466 A Ordinary Shares available for purchase pursuant to an option exercisable within 60 days of the date hereof granted to the reporting person to purchase such number of shares not to exceed an aggregate ownership by the reporting person of 9.99% of the total issued and outstanding A Ordinary Shares on the date of exercise. The percentage ownership was calculated based on 59,110,656 A Ordinary Shares of the issuer being issued and outstanding as of July 24, 2018.

(b)

Percent of class: 9.99%.

For purposes of this calculation, the number of A Ordinary Shares (i) purchased by the reporting person on August 8, 2018 and (ii) available for purchase pursuant to an option held by the reporting person were added to the total issued and outstanding A Ordinary Shares as of July 24, 2018, for a total of 65,671,210 A Ordinary Shares.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 6,560,554 A Ordinary Shares
		(ii)	Shared power to vote or to direct the vote: 0 shares
		(iii)	Sole power to dispose or to direct the disposition of: 6,560,554 A Ordinary Shares
		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

3 Mr. Mukesh Ambani is the Chairman and Managing Director of Reliance Industries Limited (“Reliance”) and a shareholder and Promoter (under Indian law) of Reliance. The term “Promoter” under Indian law includes persons who may be deemed to be in control of a company and other persons with whom they have certain enumerated relationships including certain relatives, associates and affiliates, as well as persons involved in any plan to offer a company’s securities to the public or who are named as Promoters in a company’s prospectus or annual return. As of June 30, 2018, all the persons named as Promoters by Reliance (including Mr. Mukesh Ambani) held in the aggregate approximately 47.35% of Reliance’s outstanding shares.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 5, 2018

Reliance Industries Limited

	By:	/s/ Anshuman Thakur
Name: Anshuman Thakur
Title: Senior Vice President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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